UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NextDecade Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65342K 105

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director – Head of Corporate Transactions

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 2 of 12 Pages

(1)	Names of Reporting Persons TotalEnergies SE
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 30,098,268
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 30,098,268
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,098,268
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 3 of 12 Pages

(1)	Names of Reporting Persons TotalEnergies Gestion USA SARL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 30,098,268
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 30,098,268
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,098,268
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 4 of 12 Pages

(1)	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 30,098,268
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 30,098,268
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,098,268
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 5 of 12 Pages

(1)	Names of Reporting Persons TotalEnergies Delaware, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 30,098,268
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 30,098,268
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,098,268
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 6 of 12 Pages

(1)	Names of Reporting Persons Global LNG North America Corp.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 30,098,268
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 30,098,268
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,098,268
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5%*
(14)	Type of Reporting Person CO

*	Percentage calculated based on 150,566,623 shares of common stock outstanding as of June 13, 2023, as reported by NextDecade Corporation (the “Issuer”) to the Reporting Persons in connection with the entry into the Common Stock Purchase Agreement, dated June 13, 2013 (the “Stock Purchase Agreement”), between the Issuer and Global LNG North America Corp. (“GLNG NA”), plus (i) the 8,026,165 shares of common stock issued to GLNG NA on June 14, 2023 in connection with the first closing pursuant to the Stock Purchase Agreement, (ii) the conversion of the Issuer’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (collectively, the “Convertible Preferred Stock”) into 59,541,959 shares of the Issuer’s common stock, which was triggered on July 12, 2023 pursuant to the Certificates of Designations for such Convertible Preferred Stock and is expected to occur on July 26, 2023, as reported by the Issuer to the Reporting Persons, and (iii) the 22,072,103 shares (the “Tranche 2 Shares”) of common stock to be issued to GLNG NA in connection with the second closing pursuant to the Stock Purchase Agreement, which is expected to occur shortly after the conversion of the Convertible Preferred Stock. Because all of the material conditions under the Stock Purchase Agreement for the Reporting Persons’ acquisition of the Tranche 2 Shares have been satisfied, the Reporting Persons are deemed to beneficially own the Tranche 2 Shares as of July 12, 2023 as a result of the Reporting Persons’ right to acquire beneficial ownership of such Tranche 2 Shares within sixty days.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 7 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D on Schedule 13D/A amends the Schedule 13D of TotalEnergies SE, a European company (societas europaea or SE) organized under the laws of the Republic of France (“TotalEnergies” and, together with all its direct and indirect subsidiaries, the “Group”), TotalEnergies Gestion USA SARL, a société à responsabilité limitée organized under the laws of the Republic of France and a direct, wholly owned subsidiary of TotalEnergies SE (“TotalEnergies Gestion USA”), TotalEnergies Holdings USA, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Gestion USA (“TotalEnergies Holdings USA”), TotalEnergies Delaware, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Holdings USA (“TotalEnergies Delaware”), and Global LNG North America Corp., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Delaware (“GLNG NA” and, collectively with TotalEnergies, TotalEnergies Gestion USA, TotalEnergies Holdings USA and TotalEnergies Delaware, the “Reporting Persons”), that was initially filed on June 23, 2023 (the “Initial Filing” and, as amended by this Amendment No. 1, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the shares of Common Stock of the Issuer. Information reported in the Initial Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Initial Filing.

Item 2.	Identity and Background.

This Amendment No. 1 supplements Item 2 of the Initial Filing as follows by reference to the date of this Amendment No. 1:

(d)-(e) Other than as disclosed by TotalEnergies in its Annual Reports on Form 20-F and Current Reports on Form 6-K filed with the Securities and Exchange Commission between 2018 and 2023, during the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends Item 3 of the Initial Filing in its entirety as set forth below:

As more fully described in Item 6, on June 14, 2023, GLNG NA purchased 8,026,165 shares of Common Stock for an aggregate consideration of $39,999,998.51, in connection with the Tranche 1 Closing (as defined below) pursuant to the Stock Purchase Agreement (as defined below). On July 12, 2023, GLNG NA was deemed to become the beneficial owner of 22,072,103 shares of Common Stock that GLNG NA has agreed to purchase for an aggregate consideration of $110,000,739.72 at the Tranche 2 Closing (as defined below), pursuant to the Stock Purchase Agreement (as defined below), as more fully described in Item 6.

The funds for the purchase of such shares were obtained from TotalEnergies’ general working capital.

Item 4.	Purpose of Transaction.

This Amendment No. 1 amends Item 4 of the Initial Filing in its entirety as set forth below:

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, as part of a broader investment toward the development of the Issuer’s Rio Grande multi-plant integrated natural gas and liquefaction and LNG export terminal facility to be located at the Port of Brownsville in southern Texas (the “Rio Grande Facility”).

The Reporting Persons acquired beneficial ownership of the Tranche 1 Shares (as defined below) in connection with the Tranche 1 Closing, described in Item 6 below.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 8 of 12 Pages

Because all of the material conditions under the Stock Purchase Agreement for the Reporting Persons’ acquisition of the Tranche 2 Shares (as defined below) have been satisfied, the Reporting Persons are deemed to beneficially own the Tranche 2 Shares as of July 12, 2023 as a result of the Reporting Persons’ right to acquire beneficial ownership of such Tranche 2 Shares within sixty days. The closing with respect to the Tranche 2 Shares is expected to occur shortly after the conversion of the Convertible Preferred Stock (as defined below), which conversion is expected to occur on July 26, 2023.

The information set forth under Item 6 is incorporated herein by reference.

In accordance with the terms of the Stock Purchase Agreement, the Reporting Persons intend to acquire the Tranche 3 Shares (as defined below) upon the satisfaction of the conditions thereto. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer pursuant to the Registration Rights Agreement (as defined below), discussed in Item 6) or private transactions or (3) to take any other available course of action. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be depending upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospectus; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition, pursuant to the terms of the Purchaser Rights Agreement (as defined below) discussed in Item 6, the Reporting Persons will have the right to designate a director to the Issuer’s Board of Directors (the “Board”) following the Tranche 2 Closing, and the Reporting Persons intend to notify the Issuer of the Reporting Person’s designation of a director promptly following the Tranche 2 Closing and, in the future, intend to continue to designate a director (or, to the extent applicable, an observer) to the Board. Such designee may, in his or her capacity as GLNG NA’s designee to the Board, have influence over corporate activities of the Issuer, including activities which may relate to Items 4(a)-(j) of Schedule 13D.

From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Board, the Issuer’s management and shareholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in Items 4(a)-(j) of Schedule 13D. In the course of the Reporting Persons’ discussions with the Board and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, and engagement with other stockholders of the Issuer, the Reporting Persons may consider or explore certain extraordinary corporate transactions, such as: mergers, reorganizations or take-private transactions, sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In addition to the transactions contemplated by the Stock Purchase Agreement, the Registration Rights Agreement and the Purchaser Rights Agreement, the Issuer and GLNG NA have entered into definitive documentation with respect to GLNG NA’s equity investment in Rio Grande LNG Intermediate Holdings, LLC (“JVCo”), which indirectly will own the Issuer’s first three liquefaction trains and related common facilities (the “P1 Train Facilities”) for the Rio Grande Facility. GLNG NA, together with an affiliate (collectively, the “Contribution Support Parties”), are providing equity credit support in respect of approximately $150 million of the Issuer’s committed equity contributions required to be made to JVCo, which is supported by a pledge of a portion of the limited liability company interests of JVCo indirectly held by the Issuer. Such equity contribution commitments of the Issuer are expected to be funded by the proceeds of the sales to GLNG NA pursuant to the Stock Purchase Agreement, in which case the Contribution Support Parties’ equity credit support obligations will be reduced proportionately and the pledge of limited liability company interests will be released. In addition, provided that GLNG NA exercises certain LNG purchase options with respect to the fourth liquefication train (“Train 4”) project at the Rio Grande Facility and the fifth liquefication train (“Train 5”) project at the Rio Grande Facility, GLNG NA will have a right to invest in Train 4 and Train 5, respectively, in respect to 10% of their equity capital. GLNG NA also has a right to participate in the funding of any carbon capture and storage project deployed at or in connection with the first five liquefaction trains of the Rio Grande Facility in proportion to GLNG NA’s equity investment in JVCo, Train 4 or Train 5, respectively. Certain affiliates of the Reporting Persons have agreed to provide contingent credit support to certain lenders in respect of the P1 Train Facilities. As a result of the Reporting Persons’ commitments and investments in the Issuer and its affiliates, the Reporting Persons may have additional influence over corporate activities of the Issuer, including activities which may relate to Items 4(a)-(j) of Schedule 13D.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 9 of 12 Pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 1 amends Item 5 of the Initial Filing in its entirety as set forth below:

(a) – (b) The number of shares of Common Stock to which this Schedule 13D relates is 30,098,268, constituting approximately 12.5% of the 240,164,891 shares of Common Stock to be outstanding upon the completion of the Tranche 2 Closing shortly after the conversion of the Convertible Preferred Stock, which represents 150,566,623 shares of Common Stock outstanding as of June 13, 2023, as reported by the Issuer to the Reporting Persons in connection with the entry into the Stock Purchase Agreement, plus (i) the 8,026,165 Tranche 1 Shares issued to GLNG NA on June 14, 2023 in connection with the Tranche 1 Closing pursuant to the Stock Purchase Agreement, (ii) the conversion of the Issuer’s Convertible Preferred Stock into 59,541,959 shares of Common Stock, which was triggered on July 12, 2023 pursuant to the Certificates of Designations for such Convertible Preferred Stock and is expected to occur on July 26, 2023, as reported by the Issuer to the Reporting Persons, and (iii) the 22,072,103 Tranche 2 Shares to be issued to GLNG NA in connection with the second closing pursuant to the Stock Purchase Agreement, which is expected to occur shortly after the conversion of the Convertible Preferred Stock. Because all of the material conditions under the Stock Purchase Agreement for the Reporting Persons’ acquisition of the Tranche 2 Shares have been satisfied, the Reporting Persons are deemed to beneficially own the Tranche 2 Shares as of July 12, 2023 as a result of the Reporting Persons’ right to acquire beneficial ownership of such Tranche 2 Shares within sixty days.

GLNG NA is a direct, wholly owned subsidiary of TotalEnergies Delaware, which is a direct, wholly owned subsidiary of TotalEnergies Holdings USA, which is a direct, wholly owned subsidiary of TotalEnergies Gestion USA, which is a direct, wholly owned subsidiary of TotalEnergies. As a result, each of GLNG NA, TotalEnergies Delaware, TotalEnergies Holdings USA, TotalEnergies Gestion USA and TotalEnergies may be deemed to beneficially own the Tranche 1 Shares and the Tranche 2 Shares.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of any shares of Common Stock separate from the Shares beneficially owned by the Reporting Persons.

(c)	Except for the purchase of the Tranche 1 Shares in connection with the Tranche 1 Closing, as described in Item 4, during the past 60 days none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transactions in Common Stock.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 10 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends Item 6 of the Initial Filing in its entirety as set forth below:

On June 13, 2023, the Issuer and GLNG NA entered into a common stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which the Issuer agreed to sell, and GLNG NA agreed to purchase, in a transaction exempt from the registration requirements of the Securities Act of 1933, (i) an aggregate of 8,026,165 shares (the “Tranche 1 Shares”) of Common Stock, at a purchase price of $4.9837 per share, for an aggregate purchase price of $39,999,998.51, (ii) an aggregate of 22,072,103 shares (the “Tranche 2 Shares”) of Common Stock, at a purchase price of $4.9837 per share, for an aggregate purchase price of $110,000,739.72, and (iii) a number of shares of Common Stock such that, following the conversion of each of the Issuer’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (collectively, the “Convertible Preferred Stock”) into shares of Common Stock pursuant to their respective terms, GNLG NA will own (when including the Tranche 1 Shares and Tranche 2 Shares) an aggregate of 17.5% of the Common Stock of the Issuer then-outstanding (the “Tranche 3 Shares” and, collectively with the Tranche 1 Shares and Tranche 2 Shares, the “Shares”), for an aggregate purchase price of $69,399,261.77. The issuance and sale of the Tranche 1 Shares closed on June 14, 2023 (the “Tranche 1 Closing”).

The issuance and sale of the Tranche 2 Shares is expected to occur shortly after the conversion of the Convertible Preferred Stock (the “Tranche 2 Closing”). The conversion of the Issuer’s Convertible Preferred Stock was triggered on July 12, 2023 pursuant to the Certificates of Designations for such Convertible Preferred Stock and is expected to occur on July 26, 2023. The Tranche 2 Closing is conditioned on the satisfaction of certain closing conditions, including: (i) the FID Event (as defined below), (ii) the conversion of the Issuer’s Convertible Preferred Stock into shares of Common Stock pursuant to their respective terms, which conversion was automatically triggered upon the FID Event and is expected to occur on July 26, 2023 without further conditions, and (iii) the Issuer having delivered to GLNG NA executed voting agreements between the Issuer and certain of its stockholders relating to the Stockholder Approval (as defined below) and the Issuer having taken all action contemplated by the voting agreements. All of the material conditions under the Stock Purchase Agreement for the Reporting Persons’ acquisition of the Tranche 2 Shares were satisfied as of July 12, 2023. “FID Event” means (i) the issuance of the notice to proceed in accordance with the engineering, procurement and construction contract for two or more liquefaction trains at the Rio Grande Facility with all conditions precedent thereunder for the issuance of such notice to proceed having been satisfied, and (ii) the procurement of all necessary debt or equity financing arrangements to engineer, procure and construct such trains under said agreement, with all conditions precedent thereunder for initial draw of funds having been satisfied. The issuance and sale of the Tranche 3 Shares (the “Tranche 3 Closing” and, collectively with the Tranche 1 Closing and the Tranche 2 Closing, the “Closings”) is subject to the satisfaction or waiver of certain closing conditions, including the receipt of stockholder approval at a special meeting of the Issuer’s stockholders with respect to the issuance of the Tranche 3 Shares pursuant to Rule 5635(d) of The Nasdaq Stock Market LLC (the “Stockholder Approval”).

The Stock Purchase Agreement includes customary representations, warranties and covenants from the Issuer and GLNG NA. Pursuant to the Stock Purchase Agreement, the Issuer is subject to certain interim operating covenants until the Tranche 3 Closing that, among other things, limit the Issuer’s ability to incur certain future indebtedness and issue capital stock of the Issuer, except for the Shares issued pursuant to the Stock Purchase Agreement, subject to certain customary exceptions. Pursuant to the Stock Purchase Agreement, the Issuer agreed to indemnify GLNG NA and its affiliates (collectively, the “Indemnified Parties”) from and against all claims, damages, losses and expenses (including fees and disbursements of counsel) incurred by the Indemnified Parties arising out of the Stock Purchase Agreement, except to the extent such claim, damages, loss or expense is found in a final order to have resulted from such Indemnified Party’s bad faith, actual fraud, gross negligence or willful misconduct.

The Stock Purchase Agreement may be terminated (i) at any time by the mutual written consent of GLNG NA and the Issuer, (ii) by either GLNG NA or the Issuer by written notice to the other if the Tranche 3 Closing has not occurred within 180 days following June 13, 2023, except in the event that such failure to close results solely from a failure to obtain the Stockholder Approval, (iii) in the event that the Tranche 3 Closing has not occurred within 180 days following June 13, 2023 as a result of the Issuer’s failure to obtain the Stockholder Approval, by GLNG NA by written notice to the Issuer, and (iv) by either GLNG NA or the Issuer in the event that a law or issuance of an injunction by a governmental body prohibits the transactions contemplated under the Stock Purchase Agreement.

In connection with the Tranche 1 Closing, the Issuer and GLNG NA entered into the following agreements, which govern the relationship between the Issuer, on the one hand, and the Reporting Persons, on the other hand.

Registration Rights Agreement

Pursuant to the Stock Purchase Agreement, the Issuer and GLNG NA entered into a registration rights agreement (the “Registration Rights Agreement”) in connection with the Tranche 1 Closing. Under the Registration Rights Agreement, the Issuer is required to file a registration statement within 180 days after the Tranche 1 Closing to permit the resale of shares of Common Stock held by GLNG NA. Additionally, GLNG NA may in certain instances elect to dispose of shares of Common Stock pursuant to an underwritten offering or engage in an underwritten block trade. GLNG NA will also have demand and piggy-back registration rights covering any shares of Common Stock held by GLNG NA. The Registration Rights Agreement also contains customary indemnification obligations.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 11 of 12 Pages

Purchaser Rights Agreement

Pursuant to the Stock Purchase Agreement, the Issuer and GLNG NA entered into a purchaser rights agreement (the “Purchaser Rights Agreement”) in connection with the Tranche 1 Closing.

Right to Appoint Director. Pursuant to the Purchaser Rights Agreement, following the earlier of (i) the Tranche 2 Closing and (ii) 90 days from the date of the Purchaser Rights Agreement (but only if an FID Event has not occurred in the case of clause (ii)), upon receipt of notice from GLNG NA, the Issuer will increase the size of the Board by one person and grant GLNG NA the right to appoint one person to serve on the Board (the “Purchaser Designee”). Until GLNG NA’s and its affiliates’ ownership in the Issuer falls below 5% of the aggregate outstanding Common Stock of the Issuer at any time following the first time at which GLNG NA is entitled to designate the Purchaser Designee, the Issuer will nominate the Purchaser Designee for re-election at each of its annual meetings of stockholders at which the Purchaser Designee is up for re-election. In the event GLNG NA is not able to designate the Purchaser Designee as described in the Purchaser Rights Agreement, GLNG NA shall be entitled to designate a Board observer until such time that the Purchaser Designee may be appointed in accordance with the Purchaser Rights Agreement.

Preemptive Rights. Under the Purchaser Rights Agreement, following the Tranche 1 Closing, GLNG NA will have the right, but not the obligation, to participate in future primary offerings of Common Stock or securities convertible into Common Stock (each, a “Preemptive Rights Offering”) on the same terms and conditions as third-party purchasers in an amount that would permit GLNG NA to maintain a fully-diluted ownership percentage in the Issuer (i) if the price per share of Common Stock in such Preemptive Rights Offering is equal to or greater than 110% of the weighed-average price per share of the Shares issued in the Closings (the “Pricing Condition”), at the lesser of (a) 15% or (b) GLNG NA’s fully-diluted ownership percentage immediately prior to such Preemptive Rights Offering, or (ii) if the Pricing Condition is not met with respect to such Preemptive Rights Offering, GLNG NA’s fully-diluted ownership percentage immediately prior to such Preemptive Rights Offering. The preemptive right provided under the Purchaser Rights Agreement will terminate at any time following the first time at which GLNG NA is entitled to designate the Purchaser Designee when GLNG NA’s and its affiliates’ ownership in the Issuer falls below 5% of the aggregate outstanding Common Stock of the Issuer.

Project Equity Rights. Under the Purchaser Rights Agreement, GLNG NA will have a right, but not the obligation, (i) to purchase up to 1.5 million metric tonnes of LNG per year for twenty years supplied from each of Train 4 and Train 5 of the Rio Grande Facility in connection with a final investment decision on such liquefaction trains (the “Train 4 Option” and “Train 5 Option,” respectively), (ii) provided that the Train 4 Option is exercised, to participate in the funding of 10% of the equity capital required to take a final investment decision on the development of Train 4, (iii) provided that the Train 5 Option is exercised, to participate in the funding of 10% of the equity capital required to take a final investment decision on the development of Train 5, and (iv) to participate in the funding of any carbon capture and storage project deployed at or in connection with the P1 Train Facilities in the same proportion as GLNG NA’s equity investment in JVCo and to participate in the funding of 10% of any carbon capture and storage project deployed at or in connection with Train 4 or Train 5 of the Rio Grande Facility to the extent GLNG NA has participated in the funding of the equity capital of the applicable train.

The information disclosed in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, Registration Rights Agreement and Purchaser Rights Agreement, copies of which are attached hereto as Exhibits 2, 3 and 4 of this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023

TOTALENERGIES SE

By:	/s/ Paul Moss-Bowpitt
Name:	Paul Moss-Bowpitt
Title:	Legal Director – Head of Corporate Transactions

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Albert Shung
Name:	Albert Shung
Title:	Assistant Secretary

TOTALENERGIES DELAWARE, INC.

By:	/s/ Albert Shung
Name:	Albert Shung
Title:	Secretary

GLOBAL LNG NORTH AMERICA CORP.

By:	/s/ Joseph Burfitt
Name:	Joseph Burfitt
Title:	Secretary